UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

AMARIN CORPORATION plc
(Name of Issuer)

ORDINARY SHARES, 50 PENCE PAR VALUE PER SHARE
(Title of Class of Securities)

023111107
(CUSIP Number)

Patrick G. Enright
Managing Member
Longitude Capital Partners, LLC
800 El Camino Real, Ste 220
Menlo Park, CA  94025
(650) 854-5700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2010
(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023111107	13D	Page 2 of 9

(1)	Name of Reporting Persons	Longitude Capital Partners, LLC

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	4,433,000[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	4,433,000[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,433,000[2]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	4.41%[3]

(14)	Type of reporting person (See Instructions)	OO

[1]
Investment funds from limited and general partners of Longitude Venture Partners, L.P. (“LVP”), and Longitude Capital Associates, L.P. (“LCA”) were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.

[2]
Includes 2,630,278 ordinary shares represented by American Depositary Shares (“ADSs”) owned of record by LVP, 52,722 ordinary shares represented by ADSs owned of record by LCA, 1,715,613 ordinary shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LVP and 34,387 ordinary shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LCA.

[3]
Based on 100,551,982 ordinary shares calculated as follows: 98,801,982 ordinary shares as of June 25, 2010, as reported by the issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 1,750,000 ordinary shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LVP and LCA, collectively.

CUSIP No. 023111107	13D	Page 3 of 9

(1)	Name of Reporting Persons	Longitude Venture Partners, L.P.

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	4,433,000[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	4,433,000[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,433,000[2]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	4.41%[3]

(14)	Type of reporting person (See Instructions)	PN

[1]	Investment funds from limited and general partners of LVP and LCA were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
[2]
Includes 2,630,278 ordinary shares represented by ADSs owned of record by LVP, 52,722 ordinary shares represented by ADSs owned of record by LCA, 1,715,613 ordinary shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LVP and 34,387 ordinary shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LCA.

[3]
Based on 100,551,982 ordinary shares calculated as follows: 98,801,982 ordinary shares as of June 25, 2010, as reported by the issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 1,750,000 ordinary shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LVP and LCA, collectively.

CUSIP No. 023111107	13D	Page 4 of 9

(1)	Name of Reporting Persons	Longitude Capital Associates, L.P.

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	4,433,000[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	4,433,000[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,433,000[2]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	4.41%[3]

(14)	Type of reporting person (See Instructions)	PN

[1]	Investment funds from limited and general partners of LVP and LCA were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
[2]
Includes 2,630,278 ordinary shares represented by ADSs owned of record by LVP, 52,722 ordinary shares represented by ADSs owned of record by LCA, 1,715,613 ordinary shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LVP and 34,387 ordinary shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LCA.

[3]
Based on 100,551,982 ordinary shares calculated as follows: 98,801,982 ordinary shares as of June 25, 2010, as reported by the issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 1,750,000 ordinary shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LVP and LCA, collectively.

CUSIP No. 023111107	13D	Page 5 of 9

(1)	Name of Reporting Persons	Patrick G. Enright

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	4,433,000[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	4,433,000[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,433,000[2]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	4.41%[3]

(14)	Type of reporting person (See Instructions)	IN

[1]	Investment funds from limited and general partners of LVP and LCA were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
[2]
Includes 2,630,278 ordinary shares represented by ADSs owned of record by LVP, 52,722 ordinary shares represented by ADSs owned of record by LCA, 1,715,613 ordinary shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LVP and 34,387 ordinary shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LCA.

[3]
Based on 100,551,982 ordinary shares calculated as follows: 98,801,982 ordinary shares as of June 25, 2010, as reported by the issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 1,750,000 ordinary shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LVP and LCA, collectively.

CUSIP No. 023111107	13D	Page 6 of 9

(1)	Name of Reporting Persons	Juliet Tammenoms Bakker

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	4,433,000[2]

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	4,433,000[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,433,000[2]

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	4.41%[3]

(14)	Type of reporting person (See Instructions)	IN

[1]	Investment funds from limited and general partners of LVP and LCA were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
[2]
Includes 2,630,278 ordinary shares represented by ADSs owned of record by LVP, 52,722 ordinary shares represented by ADSs owned of record by LCA, 1,715,613 ordinary shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LVP and 34,387 ordinary shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LCA.

[3]
Based on 100,551,982 ordinary shares calculated as follows: 98,801,982 ordinary shares as of June 25, 2010, as reported by the issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 1,750,000 ordinary shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LVP and LCA, collectively.

CUSIP No. 023111107	13D	Page 7 of 9

Explanatory Note:

This amendment no. 4 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed on July 8, 2009, as amended on July 27, 2009, October 27, 2009 and October 5, 2010 (as amended, the “Schedule 13D”), on behalf of Longitude Capital Partners, LLC (“LCP”), Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker (“Bakker,” and collectively, the “Longitude Reporting Persons”) and certain other reporting persons (collectively, the “Other Reporting Persons”) relating to the beneficial ownership of American Depositary Shares (“ADSs”) of ordinary shares, 50 pence par value per share (the “Ordinary Shares”) of Amarin Corporation plc (the “Issuer”).  This Amendment is being filed solely by the Longitude Reporting Persons to update the information relating to the Longitude Reporting Persons contained in the Schedule 13D.  For purposes of the U.S. securities laws and regulations, the Longitude Reporting Persons are no longer part of the group that filed the Schedule 13D.  In addition, the Longitude Reporting Persons, collectively, have disposed of 1% or more of Issuer’s ADSs.  This Amendment does not update any information relating to the Other Reporting Persons except to the extent that the Longitude Reporting Persons are aware of changes in ownership by such other persons as the result of Section 13 filings with the Securities and Exchange Commission.  Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule 13D.  Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended to add the following information with respect to the Longitude Reporting Persons: LVP and LCA have sold a number of ADSs equal to more than 1% of the Issuer’s outstanding Ordinary Shares.  As a result of such sale, the Longitude Reporting persons, individually or in the aggregate, no longer have beneficial ownership of at least 5% of the Issuer’s outstanding Ordinary Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended to amend and restate the references to Rows 7-11 and 13 of the cover page for each Longitude Reporting Person as follows:

See Rows 7-11 and 13 of the cover page filed with this Amendment for each Longitude Reporting Person.  The percentage listed in Row 13 for each Reporting Person was calculated based upon 98,801,982 outstanding Ordinary Shares as of June 25, 2010, as reported by the issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, and 1,750,000 Ordinary Shares represented by ADSs issuable upon exercise of outstanding warrants owned of record by LVP and LCA, collectively.

Item 5(a) of the Schedule 13D is further amended to add the following information:

The Longitude Reporting Persons are not aware of any changes in ownership by the Other Reporting Persons.

CUSIP No. 023111107	13D	Page 8 of 9

Item 5(b) of the Schedule 13D is amended to add the following information regarding the Longitude Reporting Persons:  LVP and LCA have sold a number ADSs that represent more than 1% of the Issuer’s outstanding Ordinary Shares.  In addition, none of the Longitude Reporting Persons are part of the group that filed the Schedule 13D.  Accordingly, the Longitude Reporting Persons are no longer reporting persons with respect to the Issuer.

CUSIP No. 023111107	13D	Page 9 of 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 25, 2010

LONGITUDE VENTURE PARTNERS, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

	By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member